

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2025

Mary Mabey
Senior Vice President, General Counsel and Secretary
ATN International, Inc.
500 Cummings Center
Beverly, MA 01915

> **Re: ATN International, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 15, 2025**
> **File No. 333-289641**

Dear Mary Mabey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Wilson at 202-551-6388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bryan Keighery